K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111-2950 T 617.261.3100 F 617.261.3175

August 14, 2020
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	DeCarlo McLaren
Tony Burak
Re:	Touchstone Strategic Trust (the “Trust”) — File No. 333-239921 Registration Statement on Form N-14

Dear Mr. McLaren and Mr. Burak:
On behalf of the Trust, we submit this letter in response to comments received by telephone on August 12, 2020 from Tony Burak of the accounting staff of the Securities and Exchange Commission (the “SEC”), and on August 13 and August 14, 2020, from DeCarlo McLaren of the SEC disclosure review staff, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Touchstone International Small Cap Fund (to be known as Touchstone International Growth Fund), a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of Touchstone International Growth Opportunities Fund (the “Target Fund” and, together with the Acquiring Fund, the “Funds”), also a series of the Trust, with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on July 17, 2020, accession no. 0000711080-20-000075.
For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.  In addition, we have included changed pages to the Registration Statement reflecting responses to the staff’s comments, where applicable, in Appendix A.
With respect to the comments received from Mr. McLaren on August 13, the Trust responds as follows:
Comment 1 — Please provide a response letter in the form of an EDGAR correspondence and remove any brackets and fill in any blanks in the next filing with the SEC. The staff also notes that the company and its management are responsible for the accuracy and adequacy of their disclosures, not withstanding any review comments, actions or absence of action by the staff.
Response to Comment 1 — The Trust acknowledges the staff’s comment.

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August 14, 2020

Comment 2 — Under the heading “Questions & Answers,” with respect to the question titled “Why are we sending you the Prospectus/Information Statement,” please explain why Russell was selected as interim sub-advisor as opposed to DSM.
Response to Comment 2 — In response to the staff’s comment, the Trust has revised the disclosure as follows:
On May 21, 2020, the Board also approved the appointment of DSM to serve as sub-advisor to the Acquiring Fund, effective September 12, 2020. Additionally, on May 21, 2020, the Board approved the appointment of Russell Investments Implementation Services, LLC (“Russell”) to serve as interim sub-advisor to the Acquiring Fund for the period from May 22, 2020 through the date of the Reorganization on or about September 11, 2020. Effective September 12, 2020, DSM will become the sub-advisor to the Acquiring Fund. In addition, the Board approved changes with regard to the Acquiring Fund’s name, investment goal, principal investment strategies and risks, and benchmark following the appointment of DSM as sub-advisor to the Acquiring Fund, as well as amendments to the Acquiring Fund’s expense limitation agreement and investment advisory agreement to reduce the Acquiring Fund’s advisory fee and expense levels. Russell was appointed as interim sub-advisor to facilitate the changes described herein to the Acquiring Fund and to safeguard shareholder interests.
Comment 3 — Under the heading “Questions & Answers,” with respect to the question titled “How do the fees and expenses of the Funds compare,” please confirm whether the Target Fund’s fee waiver is subject to recoupment.  If so, please confirm whether it will survive the merger and, if so, please disclose and explain the impact on the fees.
Response to Comment 3 — In response to the staff’s comment, the Trust notes that, as disclosed in Footnote 3 to the fee table, “Target Fund fees waived and expenses reimbursed by Touchstone Advisors prior to the closing of the Reorganization may not be recouped by Touchstone Advisors following the closing of the Reorganization.”
Comment 4 — Under the heading “Questions & Answers,” with respect to the question titled “Will I have to pay federal income taxes as a result of the Reorganization,” the disclosure states that the appointment of DSM as sub-advisor to the Acquiring Fund is separate from the Reorganization.  Please supplementally explain how the appointment of DSM as sub-advisor to the Acquiring Fund is separate from the Reorganization.
Response to Comment 4 — In response to the staff’s comment, the Trust supplementally notes that DSM will become sub-advisor to the Acquiring Fund separate and apart from the closing of the Reorganization.  If the Reorganization were subject to shareholder approval, which it is not, DSM would become sub-advisor to the Acquiring Fund regardless of whether the Reorganization was approved by shareholders.
Comment 5 — Under the heading “Questions & Answers,” with respect to the question titled “Will I have to pay federal income taxes as a result of the Reorganization,” certain information is provided with respect to costs associated with repositioning the Acquiring Fund’s portfolio.  Please provide information as of a more updated date than June 30, 2020.

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August 14, 2020

Response to Comment 5 — In response to the staff’s comment, the Trust notes that this information is based upon each Fund’s most recently completed fiscal year.  This is the most recent practicable date for which the information is available for each Fund.   Therefore, the Trust respectfully declines to make any changes in response to this comment.
Comment 6 — Under the heading “Questions & Answers,” with respect to the question titled “Why is no shareholder action necessary,” please confirm supplementally whether the Acquiring Fund is relying on the Trust’s multi-manager relief with respect to the subadviser change from Russell to DSM.  If so, please confirm compliance with the conditions of such relief.
Response to Comment 6 — The Trust supplementally confirms that the Acquiring Fund is relying on the Trust’s multi-manager exemptive relief with respect to the subadviser change from Russell to DSM and confirms that it is in compliance with the conditions of such relief.
Comment 7 — Under the heading “Questions & Answers,” with respect to the question titled “Why is no shareholder action necessary,” please include an analysis of Rule 17a-8(a)(3)(ii) as it relates to this transaction.
Response to Comment 7 — In response to the staff’s comment, the Trust has reviewed the 17a-8(a)(3)(ii) analysis that was undertaken in connection with the Reorganization and confirms that no advisory contract between the Target Fund and any investment adviser thereof is materially different from an advisory contract between the Acquiring Fund and any investment adviser thereof, except for the identity of the investment companies as a party to the contract.  Both Funds have entered into identical management contracts, except for the amount of the advisory fee, and identical subadvisory contracts.  The advisory fee charged to the Acquiring Fund is lower than the advisory fee charged to the Target Fund at certain asset levels and a decrease in advisory fees is not considered a material difference requiring a shareholder vote. In this regard, the Trust notes that in the release adopting Rule 17a-8, the staff noted that Rule 17a-8 was drafted in a manner consistent with Section 15(a) of the Investment Company Act of 1940, as amended (the “1940 Act”). Section 15(a) of the 1940 Act is interpreted to require shareholder approval of only material changes to an advisory contract. The staff further stated in the adopting release that “[i]f, after the merger, the advisory fees payable by the acquiring fund will be greater than the advisory fees of the acquired fund, we would consider the increase in advisory fee to be a material change requiring shareholder approval.” Investment Company Mergers, Investment Company Act Release No. 25666 (July 18, 2002) (emphasis supplied).
Comment 8 — Under the heading “Questions & Answers,” with respect to the question titled “Why is no shareholder action necessary,” please correct the typo in the first part of the second sentence.
Response to Comment 8 — The Trust will make the requested change.
Comment 9 — Under the heading “Summary - Background,” please explain why the subadvisory agreement with Copper Rock was terminated.

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August 14, 2020

Response to Comment 9 — In response to the staff’s comment, the Trust has revised the disclosure as follows:
The Acquiring Fund’s historical sub-advisor was Copper Rock. At a meeting on May 21, 2020, the Board approved the appointment of Russell to serve as interim sub-advisor to the Acquiring Fund for the period from May 22, 2020 through the date of the Reorganization on or about September 11, 2020. Also at a meeting on May 21, 2020, the Board approved the appointment of DSM as sub-advisor to the Acquiring Fund effective September 12, 2020. The sub-advisory agreement with Copper Rock terminated as of May 21, 2020, the interim sub-advisory agreement between Touchstone Advisors and Russell took effect on May 22, 2020 and will terminate on the date of the Reorganization on or about September 11, 2020, and the sub-advisory agreement with DSM will take effect on September 12, 2020. The Board considered, among the factors discussed below, recent loss of investment personnel at Copper Rock and Copper Rock’s performance record relative to the applicable benchmarks and peer group over recent periods.
Comment 10 — Under the heading “Summary - Background,” if applicable, please provide the name of the exchange on which the Acquiring Fund securities will be listed and include a statement that reports, proxies, etc., can be inspected at the exchange.  See Form N-14, Item 2(a).
Response to Comment 10 — The Trust notes that the Acquiring Fund’s shares will not be listed on an exchange.  Therefore, the Trust respectfully declines to make any changes in response to this comment.
Comment 11 — Under the heading “Summary - Reorganization - How do the Funds’ fees and expenses compare,” please break-up the paragraph regarding Comparative Fee Tables to make the paragraph easier to read.
Response to Comment 11 — The Trust will make the requested change.
Comment 12 — Under the heading “Summary - Reorganization - How do the Funds’ fees and expenses compare,” with respect to the paragraph regarding Comparative Fee Tables, please confirm that the fee tables reflect current expenses of the Funds.
Response to Comment 12 — The Trust so confirms.
Comment 13 — Under the heading “Summary - Reorganization - How do the Funds’ performance records compare,” please revise the disclosure in the second paragraph to refer to the Target Fund, as the Target Fund’s performance is shown below.
Response to Comment 13 — In response to the staff’s comment, the Trust notes that the disclosure correctly refers to the changes to the Acquiring Fund’s sub-advisor and strategy changes and that the Acquiring Fund’s Total Returns and Average Annual Total Returns are shown immediately below the Target Fund’s Total Returns and Average Annual Total Returns.  Therefore, the Trust respectfully declines to make any changes in response to this comment.

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Comment 14 — Under the heading “Summary - Reorganization - How do the Funds’ investment goals and principal investment strategies compare,” the staff notes post-sub-advisor change, the Acquiring Fund may invest greater than 25% of its assets in one or more of the following sectors: consumer discretionary, consumer staples, energy, financials, health care, industrials, materials, technology and telecommunications services.  Please include risk disclosures relating to each of these sectors.
Response to Comment 14 — The Trust notes that the disclosure is consistent with the disclosure in the Acquiring Fund’s currently effective prospectus.  Therefore, the Trust respectfully declines to make any changes to the Registration Statement in response to this comment, however, the Trust will consider making the requested change in the next post-effective amendment filing that relates to the Acquiring Fund.
Comment 15 — Under the heading “Summary - Reorganization - How do the Funds’ investment goals and principal investment strategies compare,” please revise “Foreign Securities Risk” as the staff notes that the Acquiring Fund has an investment strategy whereby it will invest primarily in equity securities of foreign issuers.  Please add disclosure with respect to the following risks:  the potential for errors in the market data if information on non-U.S. companies is unreliable or outdated or if less information about the non-U.S. companies is available due to differences in regulatory, accounting, auditing and financial recordkeeping standards and also the potential significance of such errors on the Acquiring Fund’s performance.
Response to Comment 15 — The Trust notes that the disclosure is consistent with the disclosure in the Acquiring Fund’s currently effective prospectus.  Therefore, the Trust respectfully declines to make any changes to the Registration Statement in response to this comment, however, the Trust will consider making the requested change in the next post-effective amendment filing that relates to the Acquiring Fund.
Comment 16 — Under the heading “Information about the Reorganization - Board Considerations Regarding the Reorganization,” the staff notes that the disclosure states that “the Independent Trustees of the Board met separately with independent legal counsel outside the presence of representatives of management regarding the legal issues involved.”  Please confirm that the Trust has presented all material adverse factors that were considered by the Board.
Response to Comment 16 — The Trust confirms that all material adverse factors considered by the Board are disclosed.
Comment 17 — Under the heading “Information about the Reorganization - Material Federal Income Tax Consequences,” in the second paragraph, please more clearly state that the tax-free nature of the Reorganization is a non-waivable condition of the Reorganization.
Response to Comment 17 — In response to the staff’s comment, the Trust will revise the disclosure as-follows:
As a non-waivable condition to the closing of the Reorganization, the Target Fund and the Acquiring Fund will receive an opinion from the law firm of K&L Gates LLP substantially to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, and certain representations,

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qualifications, and assumptions with respect to the Reorganization, for federal income tax purposes:
Comment 18 — Under the heading “The Funds’ Management - Investment Advisor,” please confirm that the annual fee rate shown for the Target Fund (0.43%) is accurate.
Response to Comment 18 — The Trust so confirms.
Comment 19 — Under the heading “The Funds’ Management - Expense Limitation Agreement,” the disclosure states that “The terms of Touchstone Advisors’ contractual waiver agreement provides that Touchstone Advisors is entitled to recoup, subject to approval by the Fund’s Board, such amounts waived or reimbursed for a period of up to three years from the date on which Touchstone Advisors reduced its compensation or assumed expenses for the Fund.” Please confirm that the terms of the Acquiring Fund’s expense limitation agreement, including recoupment, will be the same before and after the closing of the Reorganization or, if not, disclose the differences.
Response to Comment 19 — The Trust notes that the terms of the Acquiring Fund’s expense limitation agreement, including with respect to recoupment, will be the same before and after the closing of the Reorganization.  Therefore, the Trust respectfully declines to make any changes in response to this comment.
Comment 20 — The staff notes that Form N-14, Item 16(11) requires the Acquiring Fund to file a legal opinion as an exhibit to Form N-14.  Please confirm that such opinion will be filed prior to the effective date of the Registration Statement.
Response to Comment 20 — In response to the staff’s comment, the Trust notes that the legality of shares opinion was filed with the Registration Statement on July 17, 2020.
Comment 21 — In the Statement of Additional Information for Touchstone Strategic Trust dated October 30, 2019, revised as of July 1, 2020, under the heading “Securities Lending,” please also include gross income from securities lending activities, including income from cash collateral reinvestment.  Please see Item 19(i)(1)(i) of Form N-1A.
Response to Comment 21 — In response to the Staff’s comment, the Trust notes that the first column of the table under the heading “Securities Lending” includes income from cash collateral reinvestment. Therefore, the Trust respectfully declines to make any changes in response to this comment.
With respect to the comments received from Mr. Burak on August 12, the Trust responds as follows:
Comment 1 — The accounting staff notes that Footnote 3 to the Capitalization Table states that the net assets of the Funds have decreased since December 31, 2019.  Please confirm that the pro forma fees in the fee table reflect the decreased asset sizes of the funds.
Response to Comment 1 — In response to the staff’s comment, the Trust notes that the pro forma fees in the fee table do not reflect the decreased asset sizes of the Funds,

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because the decrease in the asset sizes of the Funds did not have a material impact on the amounts shown in the fee table.
Comment 2 — The accounting staff notes that Items 1 and 2 under the heading “Incorporation by Reference” in the Statement of Additional Information (“SAI”) refer to the prospectus and SAI of International Small Cap Fund dated October 30, 2020.  Please confirm whether these should refer to the prospectus and SAI of International Small Cap Fund dated October 30, 2019.
Response to Comment 2 — In response to the staff’s comment, the Trust has revised the disclosure to refer to the prospectus and SAI of International Small Cap Fund dated October 30, 2019.
_____________________________________________________
The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please contact me at (617) 951-9053 or Clair E. Pagnano at (617) 261-3246.
Sincerely,
/s/ Abigail P. Hemnes
Abigail P. Hemnes
cc:	Meredyth A. Whitford-Schultz, Secretary of the Trust
Clair E. Pagnano, Partner, K&L Gates LLP

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August 14, 2020

Appendix A
Registration Statement Changed Pages